SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
For the fiscal year ended December 31, 2014

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052
__________________________________________

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)
__________________________________________

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

(Name of issuer of the securities held pursuant to the plan)
__________________________________________

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

December 31, 2014 and 2013

Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         2

FINANCIAL STATEMENTS

STATEMENT OF NET ASSET AVAILABLE FOR BENEFITS                 4

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS         5

NOTES TO FINANCIAL STATEMENTS                             6-12

SUPPLEMENTAL INFORMATION                             13

SCHEDULE OF ASSETS (HELD AT THE END OF THE YEAR)                 14

See Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, PLLC

Dallas, Texas
June 29, 2015

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statement of Net Assets Available for Benefits

	December 31,
Assets	2014	2013
Investments, at fair value:
Torchmark Corporation common stock	$55,267,268	$53,178,105
Waddell & Reed Financial, Inc. class A common stock	—	7,681,751
Pooled separate accounts	69,571,251	57,184,711
Unallocated annuity contract	33,155,252	33,869,465
Short-term investments	1,683,259	1,890,985

	$159,677,030	$153,805,017

Notes receivable from participants	1,284,172	1,159,145
Accrued investment income	129,266	115,679
Net assets available for benefits at fair value	161,090,468	155,079,841
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,313,473)	(871,220)
Net assets available for benefits	$159,776,995	$154,208,621

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

	December 31,
	2014	2013
Investment income:
Cash dividends- Torchmark and Waddell & Reed common stock	$567,188	$748,342
Dividends on pooled separate accounts and unallocated annuity contract	1,015,220	952,307
Interest income- notes receivable from participants	52,291	54,589
Interest income- short-term investments	—	351
	1,634,699	1,755,589

Net appreciation in fair value of investments	7,365,939	34,628,896

Contributions
Participant contributions	5,836,348	5,339,871
Rollover contributions	1,031,433	305,461
Employer contributions	2,411,929	2,064,198
ING Settlement	—	50,917
	9,279,710	7,760,447

Total additions	18,280,348	44,144,932
Benefits paid to participants	12,711,974	16,173,509
Net increase in net assets	5,568,374	27,971,423

Net assets available for benefits:
Beginning of plan year	154,208,621	126,237,198

End of plan year	$159,776,995	$154,208,621

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the “Plan”) was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation (“Torchmark”) and began operating on April 5, 1982.

Valuation of Investments

The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2014 and 2013 was $54.17 and $78.15, respectively.

The investment in Waddell & Reed Financial, Inc. (“Waddell & Reed”) common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2013 was $65.12. The Plan sold all their shares of Waddell & Reed common stock during 2014.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2014 and 2013 was 3.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

United States Generally Accepted Accounting Principles (“US GAAP”) require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan’s interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with US GAAP requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates. The plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Torchmark received a determination letter dated April 12, 2010 from the Internal Revenue Service (“IRS”) stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Recently Issued Accounting Policies

In May 2015, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that provides guidance for certain entities that calculate net asset value per share. The guidance removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. This guidance is effective retrospectively for the year ending December 31, 2016, with early adoption permitted. The Plan is currently evaluating the impact of adoption of this guidance on the Plan's financial statements.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participant Contributions

To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective January 1, 2007. Participant contributions, which had previously been made on an after-tax basis, are no longer permitted. All participant contributions after January 1, 2007 are made on a pre-tax salary deferred basis under a traditional 401(k) plan. Effective January 1, 2007, the Plan was

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B - DESCRIPTION OF PLAN (Continued)

amended such that any employee who becomes an eligible employee on or after January 1, 2007 and does not affirmatively elect otherwise shall be automatically enrolled with salary deferrals of 3%.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 100% of the participant’s contribution equal to 1% of compensation and 50% of a participant's contributions of the next 5% of a participant’s contribution (limited to 6% of participant’s compensation).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant’s vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2014 and 2013, the following companies were participating employers in the Plan:

•	Liberty National Life Insurance Company, “Liberty National”, (Birmingham, Alabama)

•	Globe Life and Accident Insurance Company, “Globe”, (Oklahoma City, Oklahoma)

•	American Life and Accident Insurance Company, “American Life”, a subsidiary of Globe, (Dallas, Texas)

•	United American Insurance Company, “United American”, (Dallas, Texas)

•	Torchmark Corporation, “Torchmark”, (Dallas, Texas)

•	Globe Marketing Services, Inc., “Globe Marketing”, (Oklahoma City, Oklahoma)

•	Family Heritage Life Insurance Company, “Family Heritage”, (Cleveland, Ohio)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B - DESCRIPTION OF PLAN (Continued)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Foreitable Percentage
Less than 2	—%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency in-service; age 59 ½ or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $179,194 and $221,870 at December 31, 2014 and 2013, respectively. The Plan applied forfeitures to reduce employer match of $347,226 and $0 for 2014 and 2013, respectively.

NOTE C- INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2014	2013
Torchmark Corporation common stock	55,267,268	$53,178,105
Unallocated annuity contract- ING Fixed Account	33,155,252	33,869,465

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE C- INVESTMENTS (continued)

During the years ended December 31, 2014 and 2013, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2014	2013
Common stocks	$2,963,310	$23,197,559
Pooled separate accounts	4,402,629	11,431,337
	$7,365,939	$34,628,896

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014.

Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Valued at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

Unallocated annuity contract: Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common Stocks	$55,267,268			$55,267,268
Short Term Investments	1,683,259			$1,683,259
Pooled Separate Accounts
Small Cap/ Mid Cap		10,660,685		$10,660,685
Large Cap Value		11,974,835		$11,974,835
Large Cap Growth		10,668,296		$10,668,296
Global/ International		4,989,937		$4,989,937
Asset Allocation/ Large Blend		20,178,309		$20,178,309
Bonds		6,507,835		$6,507,835
Balanced		4,591,354		$4,591,354
Unallocated Annuity Contract			33,155,252	$33,155,252
Total Assets at Fair Value	$56,950,527	$69,571,251	$33,155,252	$159,677,030

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common Stocks	$60,859,856	$—	$—	$60,859,856
Short Term Investments	1,890,985	—	—	1,890,985
Pooled Separate Accounts
Small Cap/ Mid Cap	—	14,230,650	—	14,230,650
Large Cap Value	—	10,965,298	—	10,965,298
Large Cap Growth	—	4,856,877	—	4,856,877
Global/ International	—	5,349,406	—	5,349,406
Asset Allocation/ Large Blend	—	11,253,515	—	11,253,515
Bonds	—	6,305,232	—	6,305,232
Balanced	—	4,223,733	—	4,223,733
Unallocated Annuity Contract	—	—	33,869,465	33,869,465
Total Assets at Fair Value	$62,750,841	$57,184,711	$33,869,465	$153,805,017

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31:

	2014	2013
Balance, beginning of year	$33,869,465	$34,437,333
Purchases	2,422,061	2,218,165
Sales	(5,668,648)	(4,278,939)
Transfers in	5,878,686	5,338,652
Transfers out	(3,788,565)	(1,950,398)
Change in adjustment to fair value from contract value of fully benefit responsive investment contracts	442,253	(1,895,348)
Balance, end of year	$33,155,252	$33,869,465

Transfers in and out of level 3 are a result of participants changing their investment mix, and are recognized as of the actual date of the event that caused the transfer.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2014 and 2013, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

See Report of Independent Registered Public Accounting Firm

SUPPLEMENTAL INFORMATION

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Part IV, Line 41
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0780404
Plan Number 001

December 31, 2014

Identity of Issue	Description of Investment			Cost	Current Value
*Torchmark Corporation	1,020,256	shares	$1 par value of common stock	**	$55,267,268

*VOYA Financial, Inc.	Pooled Separate Accounts:
	195,832	units	BlackRock Health Sciences Opportunities	**	4,100,804
	15,559	units	Columbia Mid Cap Index Fund	**	275,462
	143,521	units	EuroPacific Growth	**	4,158,636
	114,458	units	Fidelity VIP Contrafund	**	7,258,905
	176,352	units	Income Fund of America	**	4,591,354
	26,571	units	Voya American Century Small Mid Cap Value Portfolio	**	871,334
	69,676	units	Voya GNMA Income	**	1,210,735
	60,036	units	Voya High Yield Portfolio	**	1,151,300
	97,798	units	Voya Aggregate Bond Portfolio	**	1,910,901
	19,621	units	Voya Templeton Foreign Equity	**	218,848
	100,740	units	Voya T. Rowe Price Diversified MidCap Growth Portfolio	**	2,872,017
	104,578	units	Voya US Stock Index Portfolio	**	2,097,129
	104,659	units	Lord Abbett Developing Growth Fund	**	2,350,580
	33,044	units	Lord Abbett Small Cap Value	**	2,954,398
	3,936	units	Oppenheimer Developing Markets Fund	**	332,461
	11,245	units	Oppenheimer International Growth	**	279,992
	63,872	units	RidgeWorth Mid Cap Value Equity Fund	**	1,336,894
	207,683	units	T. Rowe Price 2015 Fund	**	3,125,286
	167,066	units	T. Rowe Price 2020 Fund	**	2,614,214
	273,928	units	T. Rowe Price 2025 Fund	**	4,419,966
	73,014	units	T. Rowe Price 2030 Fund	**	1,211,762
	184,626	units	T. Rowe Price 2035 Fund	**	3,120,828
	35,453	units	T. Rowe Price 2040 Fund	**	605,121
	119,891	units	T. Rowe Price 2045 Fund	**	2,047,584
	23,730	units	T. Rowe Price 2050 Fund	**	404,886
	21,278	units	T. Rowe Price 2055 Fund	**	363,105
	169,247	units	T. Rowe Price Retirement Income Fund	**	2,265,557
	295,817	units	T. Rowe Price Blue Chip Growth Fund	**	5,648,349
	92,968	units	T. Rowe Price Equity Income	**	2,618,801
	21,126	units	T. Rowe Price Science and Technology	**	919,143
	61,303	units	Templeton Global Bond	**	1,700,247
	36,983	units	Vanguard Total Bond Market Index Fund	**	534,652
					69,571,251

*Voya Financial, Inc.	Unallocated Annuity Contract-ING Fixed Account			**	33,155,252

*Investors Bank & Trust	1,683,259	shares	Investors Bank & Trust Investcash Fund	**	1,683,259
					159,677,030

*Participant Loans	Notes receivable from Plan participants, various interest rates, maturing from 1 to 60 months			$—	1,284,172
*Indicates a party-in-interest to the plan					$160,961,202
**cost information is omitted when reporting investments that are participant directed

See Report of Independent Registered Public Accounting Firm

Index of Exhibits

99.1
Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 27, 2015 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2014).

99.2	Consent of Lane Gorman Trubitt, PLLC to the incorporation by reference of their independent registered public accounting firm report of June 29, 2015, into Form S-8 Registration Statement No. 2-76378.

See Report of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Ben W. Lutek
Ben W. Lutek, Member
Administrative Committee

Date: June 29, 2015

See Report of Independent Registered Public Accounting Firm